Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care


RECEIVED


2010 APR 14 A 10:09

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

10015515

SUPPL

22 March 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Coordinator

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed Announcement No. 3/2010 as well as 3 announcements on share buy-back transactions sent to Nasdaq OMX Copenhagen.

Yours sincerely,
Coloplast A/S



Gunilla Jensen
Investor Relations

Encls.

dlw 4/14

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 3/2010
22 March 2010

Coloplast A/S has increased its holding of own shares

Pursuant to section 28a of the Danish Public Companies Act and section 29 of the Danish Securities Trading Act, we hereby announce that Coloplast A/S has increased its holding of own shares.

Coloplast A/S now holds 5.07% of the share capital. The interests of Coloplast A/S are therefore 2,283,221 B shares of DKK 5 each, equivalent to a nominal value of DKK 11,416,105.-.

Lene Skole
Executive Vice President, CFO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Coloplast
Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement 22 March 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 15-19 March 2010:

Date	Number of shares	Average buying price	Amount DKK
15.3.2010	16,667	609.74	10,162,536.58
16.3.2010	7,000	600.26	4,201,820.00
17.3.2010	8,615	607.38	5,232,578.70
18.3.2010	12,500	608.46	7,605,750.00
19.3.2010	16,520	604.39	9,984,522.80
Accumulated until now under the programme	247,551	617.24	152,798,734.12

Henceforth, Coloplast owns 2,283,221 own B shares of DKK 5 equal to 5.07% of the company's total share capital.

Share buy-back in the amount of DKK 347,201,265.88 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 15 March 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 8-15 March 2010:

Date	Number of shares	Average buying price	Amount DKK
8.3.2010	14,441	638.82	9,225,264.60
9.3.2010	4,858	635.75	3,088,473.50
10.3.2010	11,410	626.57	7,149,163.70
11.3.2010	10,696	624.09	6,675,266.64
12.3.2010	17,311	613.21	10,615,278.31
Accumulated until now under the programme	**186,249**	**602.74**	**115,611,526.04**

Henceforth, Coloplast owns 2,228,019 own B shares of DKK 5 equal to 4.95% of the company's total share capital.

Share buy-back in the amount of DKK 384,388,473.96 remains under the first part of the programme.

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.

Announcement 8 March 2010

Coloplast – transactions in connection with share buy-back programme

As informed in Announcement No. 2/2010 the shareholders in general meeting in December 2009 authorised Coloplast to establish a share buy-back programme of up to DKK 1bn during 2010 and 2011. The first part of DKK 500m will be exercised in the period from 15 February 2010 to 30 September 2010.

Under the programme the following transactions have been executed during the period 1-5 March 2010:

Date	Number of shares	Average buying price	Amount DKK
1.3.2010	9,550	624.51	5,964,070.50
2.3.2010	15,000	620.34	9,305,100.00
3.3.2010	9,731	624.34	6,075,452.54
4.3.2010	12,586	634.50	7,985,817.00
5.3.2010	12,390	638.56	7,911,758.40
Accumulated until now under the programme	**127,533**	**618.33**	**78,858,079.29**

Henceforth, Coloplast owns 2,169,303 own B shares of DKK 5 equal to 4.82% of the company's total share capital.

Share buy-back in the amount of DKK 421,141,920.71 remains under the first part of the programme.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Morten Sørensen
Media Relations Manager
Tel. +45 4911 2632
Email: dkmoso@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.